

September 15, 2010

Matthew C. Diamond
Chief Executive Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY 10001

> **Re: Alloy, Inc.**
> **Amended Schedule 13E-3**
> **Filed on August 30, 2010**
> **File No. 005-58053**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 30, 2010**
> **File No. 000-26023**

Dear Mr. Diamond:

        We have reviewed your response letter dated August 30, 2010, and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated August 16, 2010.

Schedule 13E-3

1.   Please revise to include ZM Capital Partners LLC, ZelnickMedia Corporation, and ZM Capital Management, LLC as filing persons, and to include all required disclosure. In addition, although your response to prior comment 1 indicates that ZM Capital L.P. is referred to in the filings as both ZM Capital and ZelnickMedia, please tell us what consideration you gave to using a single defined name to clearly and consistently refer to this entity.

Schedule 14A

Summary Term Sheet, page 1

Conditions to Closing the Merger, page2

2.   We note your responses to prior comments 6 and 9. Please note that we may have additional comments when you provide the omitted disclosure. Depending on the materiality of the disclosure, you may need to file a revised preliminary proxy statement.

Special Factors, page 16

Background of the Merger, page 16

3.   We reissue prior comment 11; revise your disclosure throughout this section to eliminate generic references to discussions and negotiations. For example, in the penultimate paragraph on page 18, you state that on January 28, 2010, the special committee held a meeting where they received an update on the "status of the process."

4.   We note your response to prior comment 12. Please revise to provide a more detailed explanation of why discussions with Bidder A led Messrs. Diamond and Johnson to believe that Bidder A would structure the transaction as a going private transaction.

Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger, page 28

Recommendation of Our Board of Directors, page 34

5.   We reissue prior comment 31.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 46

6.   Please revise the last paragraph on page 48 to describe the sum of the parts valuation conducted by the Buyer Filing Persons.

Financing of the Merger, page 56

7.   Please disclose the substance of the first two paragraphs of your response to prior comment 53, including the disclaimers at the end of the second paragraph.

The Merger Agreement (Proposal No. 1), page 81

8.   We note your response to prior comment 58. Please revise the second sentence of the explanatory note to remove any implication that the merger agreement does not constitute public disclosure. See Exchange Act Release No. 34-51283 (March 1, 2005).

       If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                Sincerely,

                Evan S. Jacobson
                Attorney-Advisor
                Office of Mergers & Acquisitions

cc: Via Facsimile (212) 715-8085
        Richard H. Gilden, Esq.
        Kramer, Levin, Naftalis & Frankel LLP